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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25
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                                                          SEC FILE NUMBER
                                                             000-16449
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                           NOTIFICATION OF LATE FILING

                                  (Check One):
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                                                            CUSIP NUMBER
                                                             75087R108
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[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and
Form 10-QSB [ ] Form N-SAR


        For period Ended: December 31, 2001.....................................

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended: N/A ...................................

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       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A....................

     ...........................................................................

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     PART 1 -- REGISTRANT INFORMATION
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     Full Name of Registrant
     RAINING DATA CORPORATION

     Former Name if Applicable

     Address of Principal Executive Office (Street and Number)
     17500 CARTWRIGHT ROAD

     ...........................................................................
     City, Sate and Zip Code
     IRVINE, CALIFORNIA 92614

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     PART II -- RULES 12b-25 (b) AND (c)

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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.


Registrant engaged KPMG LLP (hereinafter "KPMG") as its new independent auditor in January 2002. In the course of KPMG's quarterly review of the Registrant's operating results, certain misapplications of accounting standards became apparent indicating a potential need to restate the Registrant's prior financial statements for the fiscal year ended March 31, 2001 and each of the six fiscal quarters beginning with the fiscal quarter ended June 30, 2000 through the fiscal quarter ended September 30, 2001. These misapplications are more fully described in the Registrant's press release dated February 14, 2002. Until such time as the Registrant resolves the issues raised in connection with its prior financial statements, the Registrant cannot complete the Registrant's financial statements for the fiscal quarter ended December 31,


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2001. The Registrant is unable to file its Quarterly Report on Form 10-QSB within the prescribed period without unreasonable effort and expense.







     Part IV -- Other Information

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              (1) Name and telephone number of person to contact in regard to this notification


     SCOTT K. ANDERSON                 (949)                    442-4400
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          (Name)                    (Area Code)             (Telephone number)

              (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

              (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Primarily as a result of Registrant's acquisition of PickAX, Inc., effective December 1, 2000, the results of operations for the three and nine month periods ended December 31, 2001 differ materially from the corresponding periods in the prior fiscal year. The three and nine month period results for the prior fiscal year reflect only one month of combined operations following the PickAX acquisition.

The Registrant is unable to submit a more accurate quantitative description pending the restatement of its financial statements for the fiscal year ended March 31, 2001, and each of the quarters in the six quarterly periods ended September 30, 2001, due to the misapplication of certain accounting standards discovered in the course of the Registrant's quarterly review conducted by the Registrant's newly appointed independent auditor, KPMG LLP.

                            RAINING DATA CORPORATION
                 ---------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



DATE:     FEBRUARY 14, 2002                  BY:     /S/ SCOTT K. ANDERSON, JR.
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                                                      (SCOTT K. ANDERSON, JR.)
                                                     VICE PRESIDENT -- FINANCE,
                                                      TREASURER AND SECRETARY


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                                    ATTENTION

       Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


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